August 15, 2013
Via E-mail
Robert F. Telewicz Jr.
Senior Staff Accountant
United States Securities and Exchange Commission
Washington, DC 20549

Re:     CRI Hotel Income Partners, L.P.
Form 10-K for fiscal year ended December 31, 2012
Filed March 29, 2013
File No. 033-11096
Dear Mr. Telewicz:
The following are the responses to your comment letter dated August 8, 2013.
Consolidated Statements of Cash Flows, page IV-II

1.
We note your adjustments for the (decrease) increase in liabilities held for sale and the decrease (increase) in assets held for sale in the operating activities section of your statement of cash flows. Please tell us the nature of these adjustments and explain to us why they are necessary to reconcile between net earnings and net cash provided by operating activities. In addition, please provide us with the following:

•	Detailed rollforwards of your assets held for sale and liabilities related to assets held for sale

•	An analysis showing your calculation of the gain on sale of your hotel
Assets to be disposed of are separately presented on the balance sheet (assets held for sale) and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. Real estate assets are only classified as held for sale when all the specific criteria under the accounting principles generally accepted in the United States are met. Criteria include the commitment to sell the asset and the active marketing of the asset at a price that is reasonable in relation to its current fair value. The assets and liabilities of a group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet. As of December 31, 2012 and 2011, Clearwater and Scottsdale are classified as assets held for sale.
The assets held for sale, at both December 31, 2012 and 2011, consisted of the following:

•	Land

•	Building, net of depreciation

•	Furniture, fixtures and equipment, net of depreciation

•	Deferred costs, net of amortization

•	Prepaid expenses

•	Cash

•	Accounts receivable, net of allowance

•	Security deposits

The liabilities related to the assets held for sale, at both December 31, 2012 and 2011, consisted of the following:

•	Accounts payable and accrued expenses

•	Mortgage payable

•	Hotel trade payables
The change in both the assets and the liabilities held for sale were used to reconcile net earnings to net cash provided by operating activities because these items were not included with the assets and liabilities not held for sale.
Please find the following attached to this letter:

•	Attachment 1 – Detail schedule of the assets and liabilities held for sale as of December 31, 2012 and 2011

•	Attachment 2- Rollforward schedule for the assets held for sale through March 31, 2013

•	Attachment 3 – Rollforward schedule for the liabilities held for sale through March 31,2013

•	Attachment 4 – Analysis of gain on sale of hotel
Form 10-Q for period ended March 31, 2013
Item 6. Exhibits
Exhibit 31.2

2.
It appears you have identified the incorrect report in paragraph 1 of your principal financial officer’s certification. Please amend your Form 10-Q for the period ended March 31, 2013 to refer to the proper report.

We have corrected the report and have filed the amendment. The amendment is dated August 14, 2013.
In responding to the Commission’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, please do not hesitate to contact me, or in my absence, with Holly Gray of this office, who is the Vice President of Finance.

Yours truly,
/s/ H. William Willoughby
H. William Willoughby
Principal Financial Officer